FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Fifth Investor Conference. The best combination of growth and returns in the industry César Alierta. Chairman and CEO, Telefónica	40

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Telefónica, S.A.
Date:	May 25th , 2006	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors



FIFTH **INVESTOR** CONFERENCE

Valencia. May 25 th - 26 th. Ciudad de las Artes y las Ciencias

Telefónica

The best combination of growth and returns in the industry

César Alierta
Chairman and CEO, Telefónica

FIFTH **INVESTOR**
CONFERENCE
Valencia. May 25 th - 26 th.
Ciudad de las Artes y las Ciencias

THE BEST COMBINATION OF
GROWTH AND RETURNS

Telefonica

Valencia - May 25, 2006

FIFTH INVESTOR CONFERENCE

Disclaimer

This presentation contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Although Telefónica believes that these statements are based on reasonable assumptions, such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors, most of which are difficult to predict and are generally beyond Telefónica's control.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica's management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica's performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information.

Index

FIFTH INVESTOR CONFERENCE

Contents

01 Since we met one year ago, Telefónica has become a new Company

✓ We have been **proactive to acquire the best available growth platforms to achieve the right balance** by businesses and geographies **and to benefit from the full potential for economies of scale**...

... to continue offering the best combination of growth and returns now and in the future

✓ **The integration** of Bellsouth Latam assets and Cesky Tel. has finished, and the take over of O2 and Colombia Tel. is being executed **at a record speed with no business disruption at all**

- **2004 and 2005 guidance fully delivered and even upgraded in a context of profit warnings in Telecoms**
- **Q1 results well in guidance 06**

✓ Our new profile shows that **we have already achieved the appropriate scale and diversification**. Now, successful execution is even more important...

... to extract value from scale and diversity through an integrated management of operations

01 A new Company that will take the best from the very promising growth opportunities of the ICT industry

2005 Global ICT Market

(US$ Bn)


13%
5%
23%
59%
Computing
Software
IT Services
Telecom

Source: Gartner, May 2006

Total ICT Spending (2004-2009E)

(US$ Bn)


CAGR
5.1%
2004
2005
2006E
2007E
2008E
2009E

The sector is growing in size and economic impact, as ICT becomes an essential tool to enhance the competitiveness of the economy and to improve the standards of living

01 Telecoms, which are key to fuel the ICT expansion, will lead this growth to boost its revenues...


Media
Information Technologies
Content digitalization
Digital distribution of music and video through Broadband
Telecommunication industry enters integrated Business solutions and vice versa
Key sector: Telecommunications
Mobile handsets
Set-top-boxes
Domotics and Home services
Consumer Electronics

01 ...leveraging on four key growth levers...

	Mobile Communications	Fixed Broadband	Emerging Markets	
Telecom services	**Increase in usage** Voice Data/applications	**Increase in penetration**	**Drive penetration increases** both in fixed and mobile services	**Deepening customer relationships**
Adjacent businesses	**Develop new mobile solutions** that increase penetration in developed markets	**Build entertainment and ICT solutions** on top of the most suitable connectivity	**Transfer selectively consolidated solutions** from mature markets	**Expanding the service portfolio**

*These growth opportunities will be accelerated by a **growing demand for new "digital lifestyles" (at home and at work)**, and by the increasingly important role of telecommunications in society*

FIFTH INVESTOR CONFERENCE

01 ... offering a large potential in the coming years

Mobile communications

Estimated mobile revenues in Western Europe (2006-2010E)


€Bn
CAGR 5%
151
183
2006
2010E

Source: Gartner Datarequest, March 2006.

Fixed Broadband communications

Estimated BB revenues in Europe (2005-2009E)


€Bn
CAGR 20%
24
50
2005
2009E

Source: Yankee Group, December 2005

Opportunities in emerging markets

Estimated mobile revenues in LATAM (2005-2009E)


€Bn
CAGR 16%
25
45
2005
2009E

Source: Ovum, September 2005. Includes voice and data (Exchange rate: 1,2$/€)

Development of adjacent businesses

Estimated global IPTV users (2005-2009E)


(Millions)
CAGR 97%
3
45
2005
2009E

Source: IDC, 2005

Telefónica

01 But only those companies adapted to sector trends will fully exploit these opportunities

Major industry trends	Winners will be companies having...
Globalization	**Regional scale** ▪ Global communities of clients ▪ Regional leadership ▪ Global brands
Competition that fosters market dynamism	**Local commercial strength** ▪ Close to customers ▪ Differentiated positioning **Operating efficiency** ▪ Competitive margins **Innovation** ▪ Source of sustainable differentiation
Convergence	**Adaptability** ▪ Capacity to anticipate value migrations or extensions between sectors ▪ Ability to adapt to changes on technologies, business models and regulatory environments

Contents

02 We have achieved differentiated results thanks to a unique profile in our industry

DIFFERENTIAL RESULTS

1. MORE GROWTH
2. MORE PROFITABILITY
3. MORE CASH FLOW GENERATION
4. CONSISTENTLY DELIVERING ON OUR COMMITMENTS

INTEGRATED MANAGEMENT TO DELIVER ON SHAREHOLDER VALUE CREATION

UNIQUE PROFILE

1. REGIONAL SCALE
2. STRONG LOCAL COMMERCIAL POSITION
3. OPERATING EFFICIENCY
4. INNOVATION
5. ADAPTABILITY

02 Our results top the best performances in the sector in terms of growth at the operating level,

- **Revenue growth(1)** 2005 vs. 2004
- **OIBDA growth(1)** 2005 vs. 2004
- **OI growth(1)** 2005 vs. 2004


Telefónica
(2)
vodafone
at&t
(3)
france telecom
(4)
BT
TELECOM
verizon
(5)
Deutsche Telekom
9.3%
25.1%
9.0%
7.5%
6.2%
5.9%
5.8%
5.4%
3.9%
9.9%
25.0%
6.2%
2.6%
2.8%
-0.4%
-2.7%
6.8%
5.7%
21.7%
30.5%
4.5%
4.5%
21.2%
-2.2%
-1.4%
12.9%
-0.2%
Total Growth
Organic Growth

(1) Based on information published by the companies
(2) Results for the six months to 30 September 2005. Adjusted EBIT.
(3) EBITDA = gross operating margin defined as revenues less supplies, operating expenses (net of operating results) and wages and salaries, excluding pension plans and stock options.
(4) Results for the twelve months to 31 March 2006. Adjusted EBITDA and EBIT.
(5) Adjusted EBITDA and EBIT.

02 ... in terms of earnings momentum ...

Adjusted EPS Growth

2005/2004


24%
16%
12%
9%
5%
-3%*
Telefónica
Deutsche Telekom
TELECOM
vodafone
BT

Adjusted EPS: excluding extraordinary results before goodwill and adjusting deferred taxes. Fully diluted.
Source: SG, Telecom Weekly, (4th of May).
*Data as of 2006E

02 ...and in terms of Cash Generation, as the basis of our shareholder remuneration policy

Free Cash Flow* as % of revenues

2005A


18%
18%**
16%
15%
15%
7%**
Telefónica
vodafone
TELECOM
Deutsche Telekom
BT

FCF* Growth

2005/2004


0.9%
-3.6%**
-4.8%
-4.9%
-8.3%
-12.7%**
Telefónica
vodafone
TELECOM
Deutsche Telekom
BT

Source: Merril Lynch "European Telecoms Valuation Monitor (Mar'06)
*FCF: EBITDA-CapEx-Interest expenses-Taxes-Working Capital-Dividend to minorities-Others
**Data as of 2006E

02 We consistently deliver on our commitments

Revenue growth* ✓


17.2%
7-11%
GUIDANCE
>15%
(Lifted in 3Q05)
Committed
CAGR 04-08
Change 05/04
(guidance criteria)

OIBDA growth* ✓


8-12%
12.3%
GUIDANCE
10%/13%
Committed
CAGR 04-08
Change 05/04
(guidance criteria)

OI growth* ✓


16.1%
13-19%
GUIDANCE
12/18%
Committed
CAGR 04-08
Change 05/04
(guidance criteria)

*Constant exchange rates as of 2004.
Barcelona committed CAGR 04-08 calculated under Spanish GAAP.

Our unique profile: Benefiting from regional scale...

Top 10 Total Accesses (Millions – 2005)



China Mobile 247
China Telecom 231
Telefónica 181
Vodafone 179
Deutsche Telekom 150
France Telecom 143
China Unicom 135
China Netcom 127
Telmex + América Móvil 116
NTT Group 115

GEOGRAPHYCALLY DIVERSIFIED



Accesses
23% Spain
22% Rest of Europe*
LatAm 55%
Op. CF**
12% Rest of Europe
27% LatAm
61% Spain

BUSINESS DIVERSIFIED***



Accesses
30% Fixed
70% Mobile
Op. CF**
45% Mobile
Fixed 55%

Note: 2005PF: Full year Cesky and O2 included.
*Includes Morocco
**Op. CF = OIBDA – Capex Avg Exchg Rate.
***Fixed includes Narrowband, BB and Pay TV
Total Accesses based on information published by the companies. Fixed lines +Mobile subscribers +NarrowBand&BB+PayTV

02 ... that we actively manage

The value of being part of Telefónica

(Illustrative)

		OIBDA growth(%) 2005 vs. 2004	Net DSL accesses[4] 2005 A ('000)	Tot. DSL accesses[4] 2005 A ('000)
T-Latam[(1)]	**TLatam**	**8.1**	**742**	**2.165**
	Telmex[(2)]	6.8	651	1.400
Brasil	**TLatam (TeleSP)**[(3)]	**9.5**	**380**	**1.207**
	Telemar (Group)	3.6	309	805
	Brasil Telecom (Group)	-6.5	479	1.014
Argentina	**TLatam (TASA)**[(3)]	**6.6**	**113**	**303**
	Telecom Argentina (Group)	-2.2	98	226
Chile	**TLatam (CTC)**[(3)]	**-4.1**	**113**	**314**
	VTR	n/a	127	303
	Entel (Group)	21.5	-4	55

1. Adjusted OIBDA in constant euros of 2004.
2. Includes Net Brasil
3. Reported OIBDA in local currency.
4. Wholesale and retail DSLs included. TRR not included.

02 Our unique profile: Local commercial strength


Czech Republic #1
Germany* #3
U.K.* #2
Ireland* #2
Mexico* #2
Spain #1
Nicaragua* #2
Panama* #2
Guatemala* #3
El Salvador* #3
Colombia #1
Venezuela* #1
Morocco* #2
Ecuador* #2
Brazil #1
Peru #1
Uruguay* #2
Chile #1
Argentina #1

Leadership and control of customer interface:

- **Connectivity**
  - High knowledge of our customers' profile
- **Customer care and Billing**
  - 5 M daily contacts (globally)
- **Commercial network and branding**
  - Strong brand recognition and consistent leadership in individual markets
  - >65,000 points of sale worldwide

* Only Mobile

02 Our unique profile: Operating efficiency

Best in class Fixed ... ...and Mobile Telecom



LIs per employee 2005 (*)
OIBDA Margin 2005 %(*)
Average
349
39%
TLatam
1,072
45
Telmex(1) (Mexico)
336
52
TdE (2)
624
41
T-Com
484
39
BT
299
27
FT
277
36



Customers per employee 2005
OIBDA Margin 2005 % (*)
Average
2,462
40
TME (1)
4,199
47
T-Mobile (Germany)
3,829
42
Orange (France)
3,185
37
TIM (Italy)
1,404
51
O2 (UK) (1)
1,785
30
Vodafone (UK) (1)
1,432
30

We have begun the chase for efficiency before our competitors that still have to

Source: Morgan Stanley, May'06.
(*) Including PSTN and ADSL 2005
(1) Employees as of 2004, published by the company
(2) TdE Group
Note: Average excludes TdE and Tlatam

Information published by the companies as of 2005.
Note: Average excludes TdE and TLatam

Source: Morgan Stanley, May'06
(1) Information published by the companies as of 2005.
Note: Average excludes TME and O2

Information published by the companies as of 2005.
Note: Average excludes TME and O2

02 Our unique profile: Innovation for a distinctive competitive position

imagenio

- Launch in 2003 as a pioneering IPTV service in Europe
- First replicated in early 2006. Still unique VoD feature in ADSL market
- >200,000 customers in Dec'05

O2 Genion



- First in Europe, launched in 1999
- First replicated in late 2005
- 3.5M customers in Germany in 2005

02 Our unique profile: Adaptability

We've done the major reestructuring this industry needs

Transforming our asset base

Fixed assets* / Total accesses (€)

* Net of amortization



-68%
580
180
2000
2005

Transforming our cost structure

Fixed Costs vs. Total Costs



-9 p.p.
47.5%
38.1%
2000
2005

Strengthening our commercial focus

Commercial expenses as % of total Expenses**



32 %
46 %
2000
2005

**Total expenses excluding supplies, variation in allowances for bad debts and operating taxes. TdE, Tlatam and TEM considered

Focusing on investments for growth

Capex mix



73%
27%
36%
64%
Rest of businesses
BroadBand businesses
2000
2005

02 In summary, we have achieved differential results thanks to a unique profile in our industry

DIFFERENTIAL RESULTS

1. Highest organic growth in the European industry...
2. ...with earnings well above the market, growing by 24%...
3. ...supported by a strong cash flow generation of 18% over revenues with positive growth...
4. ...allowing us to consistently deliver on our commitments

INTEGRATED MANAGEMENT TO DELIVER ON SHAREHOLDER VALUE CREATION

UNIQUE PROFILE

1. A balanced portfolio of over 180 M accesses,...
2. ...with a #1/#2 position supported by strong capabilities and assets...
3. ...and high OIBDA margins based on the lowest rates of LIS/ customers per employee...
4. ...pioneering in the launching of new P&S like Imagenio or Genion...
5. ...while adapting ourselves through a more flexible and dynamic structure

FIFTH INVESTOR CONFERENCE

Contents

03 Our Vision

Telefónica: the most competitive, customer oriented, solutions driven, integrated IP Company,

with a clear goal…

… to deliver the best combination of growth and returns in the industry to our shareholders

03 Our strategic focus will be developed through four major objectives

1 REVENUE GROWTH

2 LIGHTER COST AND CAPEX STRUCTURE

3 FINANCIAL EXCELLENCE

+

4 NEW INTEGRATED MANAGEMENT

- Better Results
- Growing EPS

03 Our differentiated top line growth well ahead of peers is driven by

1

- Unique high growth Latam businesses
- O2 differential growth momentum in Europe
- Superior revenue growth of Spanish assets within the European market
- Ceský Telecom full integration as a new opportunity
- Ongoing revenue upside from new businesses
- Additional revenue enhancement from integrated mgmt.

03 Increasing our customer base and our revenues per customer will be the key drivers of revenue growth

1

Two key drivers of revenue growth

Growing number of customers and accesses

- High growth penetration potential
- Leadership position in covered areas
- Leveraging the growth in covered population (MPoPs)

Increasing the share of wallet

- Increasing Revenue per customer mainly from mobile, broadband and PayTV
- Reducing voice dependance

03 Leading us to manage a growing number of customers and services in a larger potential market...

1

High Growth Penetration potential

Penetration Inc. 05-09E*	Fixed BB	Mobile
Spain	+22pp	+11pp
Rest of Europe*	+21pp	+12pp
Latam (e.g. Brazil)	+8pp	+33pp

+

Leadership in covered areas

+

Covered Population Growth (MPoPs)



670***
524
+6%
708
2005
2009E

Number of Accesses (M)



Mobile
Fixed **
Fixed BB
Pay TV
181***
154
+41%
255
99
47
7
1
186
48
16
4
2005
2009E

* Sources: Yankee Group, Ovum and Pyramid. Rest of Europe: UK, Germany and Czech Republic
** Includes narrowband, leased circuits and leased local loops
*** Including O2

03 ... and to increase total Revenues per customer...

1

- **Increasing revenue per customer** while strongly accelerating the growth of our access base

- **Delighting our customers with innovative proposals** of integrated solutions for communication, information and entertainment

03 A clear set of management actions to continue growing our top line...

1

Customers

- Multi business customer insight
- Integrated channel management
- Refreshed and segmented brand strategy

Innovation

- New portfolio of P&S:
  Convergent Services, New Internet-based business models, Personal TV services
- Top-notch content offer

03 ... while evolving the revenue business model...

1

REVENUE MIX EVOLUTION


45%
55%
+40 p.p.
>85%
<15%
2005
2009E

- Data, Broadband and other Revenues, including bundled minutes
- Outgoing Traditional Voice traffic Revenues

- **Our dependence of traditional voice will be reduced by 40 p.p.** during the period 2005-2009E
- **Voice will increasingly be sold in flat rates and bundles** with other services, as a component of complete solutions for our customers' needs
- **Data revenues will be our main growth source** in the period

03 ... and keep on transforming our cost and capex structure

2

A very Efficient Operating model

PRODUCTIVITY INCREASE

Network operating cost per Access
Total 05-09 Change


-15/-20%
2005 PF
2009E

CAPEX CONTROL

Capex to revenues


14.1%
< 13%
2005
2009E

Economic benefits from an **integrated broadband all-IP-based network and NGA...**

... reinforced by a **common vision and evolution of our IT systems...**

... and an **integrated procurement model** to maximize savings in the purchase area

03 Financial discipline is a key element of our management strategy

3

De-leveraging to re-build financial strength

COMMITMENTS

- BBB+/Baa1 as rating floor
- Net debt + commitments below 2.5x OIBDA in the medium term, as of 1Q06 is 2.8x OIBDA

03 New integrated management of our businesses will allow us to extract additional value

CUSTOMER ORIENTED

ALL IP COMPANY


ANTICIPATION
TRANSFORMATION
SCALE
Telefónica de España
TLatAm
O_2
Telefónica Móviles
Telefónica

SOLUTIONS DRIVEN

TOTAL OWNERSHIP OF THE FOUR BUSINESS LINES

03 Telefónica delivers results through focused individual businesses and integrated relationships

4

MANAGEMENT PROGRAM

TdE	T-Latam	TEM	O_2
Luis Lada	J.M.A-Pallete	Antonio Viana	Peter Erskine
"Leading a world of BB solutions"	"A story of transformation & delivery"	"Growth with cash returns"	"Building on Momentum"

Integrated relationships among businesses
Julio Linares
"Extracting the value of a new integrated management"

Financial discipline well preserved
Santiago Fdez. Valbuena
"Value addition by cost subtraction"

INTEGRATION

Extract the maximum value from our scale and diversity

EXECUTION

Focus on delivering growth and results

MAXIMIZE VALUE CREATION FOR OUR SHAREHOLDERS

03 Telefonica as a new and better Company: a new and unique profile to capture the very promising growth opportunities

- Enhanced growth prospects, well ahead of peers
- Well-balanced by business and geographies
- Enormous potential to extract value from scale and diversity through a new integrated management
- Financial discipline well preserved
- Growth to fully flow to investors

Superior proposition to Shareholders

Telefonica